UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

11023346

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 30 2011
REGISTRATIONS BRANCH
09

SEC FILE NUMBER
8 – 67447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, SUITE 100
(No. And Street)

STAMFORD (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (212) 859-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET 4TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS, LLC., as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROSE D MOKRY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/03/12

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Vision Financial Markets LLC:

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2011 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vision Financial Markets LLC as of June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
September 27, 2011

VISION FINANCIAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 4,771,145
Cash and cash equivalents segregated under federal and other Regulations (cash of $177,755,039 and money markets of $0)	177,755,039
	182,526,184
U.S. Government securities owned, at fair value	21,783,554
Securities owned, at fair value (pledged $72,971,586 as collateral)	103,935,648
Receivable from futures commission merchants (cash of $3,996,003 and other receivables with fair value of $11,934,272)	15,930,275
Receivable from and deposit with clearing organizations (cash of $104,115,897, money markets of $44,490,153 and other receivables with fair value of $91,570,458)	240,176,508
Receivable from customers	4,948,524
Securities borrowed	110,000
Exchange memberships, at cost (fair value $7,970,453)	9,547,659
Secured demand notes	21,864,000
Other investments, at fair value	156,481
Accrued interest and dividends receivable	512,827
Others assets	92,076
TOTAL ASSETS	$ 601,583,736

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$ 421,420,763
Payable to clearing organizations	1,321,856
Payable to non-customers	1,961,869
Securities sold under agreements to repurchase	54,993,989
Bank loan payable	42,735,942
Securities sold, not yet purchased, at fair value	113,030
Commissions payable	2,941,679
Securities loaned	956,400
Cash collateral on secured demand notes	5,181,517
Accounts payable, accrued expenses and other	21,902,342
TOTAL LIABILITIES	553,529,387
Liabilities subordinated to the claims of general creditors	42,514,000
Members' equity	5,540,349
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 601,583,736

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a self clearing securities broker-dealer and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant and commodity pool operator. The Company is a clearing member of the CME Group, including all its divisions, CBOE, OneChicago and NYSE Liffe U.S. exchanges. It is also a member of the FINRA and NFA self regulatory organizations and the OCC and ICE Clear U.S. clearing houses. The Company's primary source of revenue is commissions derived from executing orders for commodity futures and options contracts on behalf of its customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenues on commodity futures and options transactions and related expenses are recorded on a round-turn basis when positions are closed out on behalf of customers. The difference between commissions on a half-turn basis is not material at June 30, 2011. Commission revenues on securities transactions and related expenses are recorded on the settlement date basis. The difference between settlement date and trade date commissions was not material at June 30, 2011.

Investment in Affiliated Partnership

Investment in affiliated partnership is accounted for at the net asset value as reported by the partnership, which approximates fair value.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

The Company is organized and operated as a limited liability company and is not subject to Federal or state income taxes as a separate entity. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. TOTAL ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER

Under the Commodity Exchange Act (the "Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Act, in connection with transactions in regulated and non-regulated commodities. At June 30, 2011, segregated and secured assets included in the statement of financial condition were as follows:

Cash and cash equivalents - segregated and secured	$ 151,728,274
Receivable from futures commission merchant	7,434,352
Receivable from futures commission merchant - secured	8,454,889
Receivables from and deposits with clearing organizations	227,331,186
Securities owned - segregated	15,252,261
	$ 410,200,962

In addition to funds segregated in the statement of financial condition, the Company is holding in safekeeping at June 30, 2011, $36,870,000 of U.S. Treasury securities owned by its customers for margin requirements. These securities are not included in the statement of financial condition.

Assets in segregation exceeded segregation requirements by $15,298,214 at June 30, 2011.

Pursuant CFTC Regulation 30.7, the Company must set aside funds in separate accounts sufficient to secure the obligations of its customers trading in futures or options contracts on foreign commodity exchanges. Amounts set aside exceeded CFTC requirements by $2,882,990 at June 30, 2011.

NOTE 4. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATIONS THEREUNDER

Under the Securities Exchange Act of 1934 (the "34 Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the 34 Act, in connection with transactions in securities. At June 30, 2011, segregated assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 25,916,327

Assets in segregation exceeded the segregation requirements by $995,367, after considering the withdrawal made within the allowable timeframe on July 1, 2011.

NOTE 5. INVESTMENT IN AFFILIATED PARTNERSHIP

The Company acts as general partner and commodity pool operator for a commodity pool limited partnership, from which the Company receives commission and interest income (Note 10). Investment in the affiliated partnership at June 30, 2011, was as follows:

Limited partnership	Amount	Percentage of ownership
Turtle Futures Fund, L.P.	$ 50,829	4.98%

NOTE 6. SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $42,514,000, consisting of cash subordinations of $20,650,000 (bearing interest at prime rate plus 2% to 5% per annum) and secured demand note agreements of $21,864,000 (bearing interest at 3% to 8% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2012	$ 100,000	$ 4,476,500	$ 4,576,500
2013	13,550,000	4,710,000	18,260,000
2014	-	3,617,500	3,617,500
2015	2,000,000	1,900,000	3,900,000
2016	-	6,660,000	6,660,000
2017	5,000,000	500,000	5,500,000
	$ 20,650,000	$ 21,864,000	$ 42,514,000

NOTE 6. SUBORDINATED LIABILITIES (continued)

Subordinated loans pursuant to secured demand note agreements in the amount of $16,772,500 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the CBOE and CME, and are available in computing adjusted net capital under the SEC and CFTC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and CFTC's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Member.

The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. The Company is also subject to the CFTC's minimum financial requirements under Regulation 1.17. The Company's minimum net capital amount is equal to the greater of its requirement under Regulation 1.17 or Rule 15c3-1. At June 30, 2011, the Company had net capital of $24,955,173 which was $13,820,462 in excess of its minimum requirement of $ 11,134,711.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2011. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Total
US Governments	$ 150,205,082	$ -	$ 150,205,082
Corporate Debt	-	75,419,247	75,419,247
Equities	26,269,868	-	26,269,868
Money Markets	45,715,631	-	45,715,631
Municipal Debt	1,021,055	-	1,021,055
Exchange Memberships	9,547,659	-	9,547,659
Other Investments	-	156,481	156,481
Total	$ 232,759,295	$75,575,728	$ 308,335,023
% of Total	75.49%	25.51%	100.00%
Liabilities			
Securities Sold:			
Options	$ 113,030	$ -	$ 113,030

NOTE 10. RELATED PARTY TRANSACTIONS

Brokerage Commissions and Interest

As General Partner in Turtle Futures Fund, L.P., a commodity pool (the "Pool"), the Company receives commissions. For the year ended June 30, 2011, these commissions totaled $90,819.

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was $27,300 for the year ended June 30, 2011. There was $2,400 payable to the affiliate at June 30, 2011.

NOTE 10. RELATED PARTY TRANSACTIONS (continued)

Investment Management

The Company pays a management fee to an affiliated company that provides investment strategy for the Company's segregated funds. The affiliated company receives a monthly fee equal to .25% of the invested principal daily balance. The amount paid for these services to the affiliate was $937,350 for the year ended June 30, 2011.

Due From Affiliated Company

The Company provides monthly administrative staff and office expenses to an affiliate for which it charges $9,000 per month. At June 30, 2011 the Company is owed $36,000 by this affiliate.

NOTE 11. CONTINGENCIES

The Company has guaranteed performance under the Commodity Exchange Act of its introducing brokers with respect to its customer accounts.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 12. LEASE COMMITMENTS

The Company has four leases for office space expiring in September 2015, January 2016 and October 2016. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

Year ending June 30,	
2012	$ 606,318
2013	618,358
2014	630,547
2015	647,399
2016	360,554
Thereafter	59,862
	$ 2,923,038

NOTE 12. LEASE COMMITMENTS (continued)

Rent expense incurred on the above leases was $772,345 for the year ended June 30, 2011. The Company sub-leases some of the office space included in the above schedule. The rental income received from an unrelated entity was $48,000 for the year ended June 30, 2011.

NOTE 13. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $175,202 for the year ended June 30, 2011.

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and clears futures contracts for the accounts of its customers with one major futures commission merchant and through various exchanges. The Company guarantees its customer performance under these contracts to the futures commission merchant with whom the contracts are ultimately cleared. The Company controls its risks associated with its customers' activities by requiring customers to maintain minimum margin requirements for all open positions in compliance with regulatory and internal guidelines.

These margin levels are monitored on a daily basis and customers are required to deposit additional collateral, in a timely manner, should the fluctuation in the value of underlying positions cause the account to be under margined.

The Company's exposure to counterparty risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to the commodities transactions can be directly impacted by volatile trading markets that may impair customers' and counterparties ability to satisfy their obligation to the Company.

NOTE 15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through September 27, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.